UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 181st MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON JUNE 16, 2026

1. DATE, TIME AND VENUE: On June 16, 2026, at 09:00 a.m. (São Paulo local time), held remotely, as provided for in Article 47, paragraph 1, of the Internal Regulations of the Board of Directors and the Technical and Consultant Committees (“Regulations”) of Telefônica Brasil S.A. (“Company”)

2. CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Company’s Audit and Control Committee (“Committee”), namely: Mr. Ignácio Maria Moreno Martínez, Chairman of the Committee; Ms. Andrea Capelo Pinheiro; and Mr. Jordi Gual Solé. In addition, the Company’s Director of Corporate and Business Affairs, Ms. Nathalia Pereira Leite, was present and acted as Meeting Secretary.

3. PRESIDING BOARD: Ignácio Maria Moreno Martínez – Chairman of the Meeting; and Nathalia Pereira Leite – Meeting Secretary.

4. AGENDA AND RESOLUTION: Commencing the meeting, the proposal for the merger of Fibrasil Infraestrutura e Fibra Ótica S.A. (“Fibrasil”), a wholly owned subsidiary of the Company, by the Company (“Merger”) was presented, in line with the Company’s strategy to optimize the management of its telecommunications infrastructure assets and to expand in the fiber market, thereby promoting (i) simplification of the corporate structure; (ii) a faster decision-making process; (iii) operational and administrative optimization; and (iv) a reduction in costs and ancillary obligations inherent to maintaining separate entities.

In this context, the following matters related to the proposed Merger, which, if approved by the competent corporate bodies of the Company and Fibrasil, will become effective as of August 1, 2026, were submitted to the Committee members for their review and consideration:

(i) the appointment of PriceWaterhouseCoopers Auditores Independentes Ltda., enrolled with CNPJ under No. 61.562.112/0001-20 and registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, as the appraisal firm responsible for preparing the appraisal report of Fibrasil’s shareholders’ equity (“Appraisal Firm”), whose engagement had been previously approved by this Committee;

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 181st MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON JUNE 16, 2026

(ii) the appraisal report of Fibrasil’s shareholders’ equity, prepared based on its book value as of December 31, 2025, in the amount of R$ 812,613,844.28 (eight hundred twelve million, six hundred thirteen thousand, eight hundred forty-four Brazilian reais and twenty-eight cents), prepared by the Appraisal Firm for purposes of the Merger (“Appraisal Report”); and

(iii) the draft Protocol and Justification of Merger to be entered into by the managements of Fibrasil and the Company, setting forth the terms and conditions of the Merger (“Merger Protocol”).

It was further clarified that the proposed Merger had been submitted to the Company’s Fiscal Council for issuance of its opinion and will be submitted to the Board of Directors for consideration, which is expected to approve the calling of an Extraordinary General Meeting of shareholders to resolve, among other matters, on the Merger.

Accordingly, after review and discussion of the matters included in the agenda, the Committee members present at the meeting unanimously resolved to recommend to the Board of Directors the ratification, ad referendum of the Company’s Extraordinary General Meeting that will resolve on the matter, of the appointment of the Appraisal Firm to prepare the Appraisal Report, and the approval of the Merger, pursuant to the terms of the respective documents presented.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 181st MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON JUNE 16, 2026

5. CLOSING: There being no further matter to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, June 16, 2026.

_____________________________________	_____________________________________
Ignácio Maria Moreno Martínez Chairman of the Audit and Control Committee	Andrea Capelo Pinheiro

___________________________________	__________________________________
Jordi Gual Solé	Nathalia Pereira Leite Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 16, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director